August 30, 2005


     Mail Stop 4561
Richard J. Morgan
President and Chief Executive Officer
CommerceFirst Bancorp, Inc.
1804 West Street
Annapolis, MD 21401

      Re:	CommerceFirst Bancorp, Inc.
		Form 10-K for the period ended December 31, 2004
		File No. 0-51104

Dear Mr. Morgan:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13 - 2004 Annual Report

Consolidated Financial Statements

Note 10 - Income Taxes, page 28

1. We note that you recorded a $944 thousand reduction of your valuation allowance during the fiscal year 2004, reducing it to zero.
Please refer to paragraphs 21 - 23 of SFAS 109 and provide us with your comprehensive analysis of how you determined the amount of your deferred tax asset valuation allowance as of December 31, 2003 and December 31, 2004.





Item 8A - Controls and Procedures, page 11

2. We note your disclosure that your principal executive officer and principal financial officer have concluded that the Company`s disclosure controls and procedures were adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us your certifying officers` conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004. Please revise your disclosures in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Sharon Johnson, Staff Accountant, at (202) 551-
3474
or me at (202) 551-3449 if you have questions.



      Sincerely,



      Joyce Sweeney
								Branch Chief


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Richard J. Morgan
CommerceFirst Bancorp, Inc.
August 30, 2005
Page 1